UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

October 03, 2022

Barclays PLC
(Name of Registrant)

1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report on Form 6-K is filed by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

Exhibit No. 1	Transaction in Own Shares dated 01 September 2022
Exhibit No. 2	Placing of 63m ordinary shares in Absa Group dated 01 September 2022
Exhibit No. 3	Total Voting Rights dated 01 September 2022
Exhibit No. 4	Transaction in Own Shares dated 02 September 2022
Exhibit No. 5	Transaction in Own Shares dated 05 September 2022
Exhibit No. 6	Transaction in Own Shares dated 06 September 2022
Exhibit No. 7	Transaction in Own Shares dated 07 September 2022
Exhibit No. 8	Director/PDMR Shareholding dated 07 September 2022
Exhibit No. 9	Transaction in Own Shares dated 08 September 2022
Exhibit No. 10	Transaction in Own Shares dated 09 September 2022
Exhibit No. 11	Transaction in Own Shares dated 12 September 2022
Exhibit No. 12	Transaction in Own Shares dated 13 September 2022
Exhibit No. 13	Director/PDMR Shareholding dated 13 September 2022
Exhibit No. 14	Transaction in Own Shares dated 14 September 2022
Exhibit No. 15	Transaction in Own Shares dated 15 September 2022
Exhibit No. 16	Notice of Redemption dated 15 September 2022
Exhibit No. 17	Transaction in Own Shares dated 16 September 2022
Exhibit No. 18	Transaction in Own Shares dated 19 September 2022
Exhibit No. 19	Transaction in Own Shares dated 21 September 2022
Exhibit No. 20	Transaction in Own Shares dated 22 September 2022
Exhibit No. 21	Director/PDMR Shareholding dated 22 September 2022
Exhibit No. 22	Transaction in Own Shares dated 23 September 2022
Exhibit No. 23	Director/PDMR Shareholding dated 23 September 2022
Exhibit No. 24	Transaction in Own Shares dated 26 September 2022
Exhibit No. 25	Transaction in Own Shares dated 27 September 2022
Exhibit No. 26	Transaction in Own Shares dated 28 September 2022
Exhibit No. 27	Transaction in Own Shares dated 29 September 2022
Exhibit No. 28	Transaction in Own Shares dated 30 September 2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC
(Registrant)

Date: October 03, 2022

By: /s/ Garth Wright --------------------------------
Garth Wright
Assistant Secretary

Exhibit No. 1

01 September 2022

Barclays PLC

Transaction in own shares

Barclays PLC (the “Company”) announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from Citigroup Global Markets Limited as part of its buy-back announced on 29 July 2022:

Date of purchase:	31 August 2022
Number of ordinary shares purchased:	9,500,000
Highest price paid per share:	166.9600p
Lowest price paid per share:	164.1600p
Volume weighted average price paid per share:	165.4428p

The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company’s issued share capital consists of 16,065,290,942 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure (16,065,290,942) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA’s Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by Citigroup Global Markets Limited on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/8351X_1-2022-8-31.pdf

Since the commencement of the share buy-back programme announced on 29 July 2022, the Company has purchased 89,225,711 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 164.6940p per ordinary share.

- ENDS –

For further information, please contact:

Investor Relations                           Media Relations

Chris Manners                                Jon Tracey
+44 (0) 20 7773 2136                     +44 (0) 20 7116 4755

Exhibit No. 2

NOT FOR PUBLICATION, RELEASE OR DISTRIBUTION, DIRECTLY OR INDIRECTLY, IN WHOLE OR IN PART, IN OR INTO THE UNITED STATES, AUSTRALIA, CANADA, JAPAN OR ANY OTHER JURISDICTION IN WHICH IT WOULD BE UNLAWFUL TO DO SO. PLEASE SEE THE IMPORTANT NOTICE AT THE END OF THIS ANNOUNCEMENT. THIS ANNOUNCEMENT DOES NOT CONSTITUTE AN OFFER OF ANY OF THE SECURITIES DESCRIBED HEREIN.

1 September 2022

PLACING OF 63 MILLION ORDINARY SHARES IN ABSA GROUP LIMITED (“ABSA”)

Further to the announcement released on 31 August 2022, Barclays, via its wholly owned subsidiary, Barclays Principal Investments Limited, has agreed to sell its entire holding of 63,072,652 ordinary shares in the capital of Absa (the “Placing Shares”) (representing approximately 7.4% of Absa’s issued share capital) at a price of ZAR 169.0 per share through an accelerated bookbuild placing (the “Placing”), raising aggregate gross sale proceeds of approximately ZAR 10,659 million (£538 million1). The Placing is expected to result in a pro forma increase of approximately 4 basis points to the Barclays group’s (the “Group”) CET1 ratio as at 30 June 2022 and a loss on sale of £31 million through the income statement. Barclays has reflected a gain of £77 million recorded through Other Comprehensive Income representing the increase in value of the shares in the period from 30 June 2022 to immediately prior to the completion of the Placing on 31 August 2022.

Barclays Bank PLC, acting through its investment bank (“Barclays Investment Bank”) is acting as global co-ordinator and bookrunner (the “Global Co-ordinator”). Citigroup Global Markets Limited (“Citigroup”), Absa Bank Limited, acting through its Corporate and Investment Banking division (“Absa Bank”), Morgan Stanley & Co. International plc (“Morgan Stanley”), Mediobanca – Banca di Credito Finanziario S.p.A. (“Mediobanca”) and Société Générale (“Société Générale”) are acting as Co-Bookrunners (together with the Global Co-ordinator, the “Banks”).

The proceeds of the Placing are payable to Barclays in cash on usual South African settlement terms, and settlement of the Placing is expected to occur on a T+3 basis on 6 September 2022, subject to the satisfaction or waiver of certain customary conditions.

The net proceeds of the Placing will be used for general corporate purposes of the Group.

1Exchange rate GBP/ZAR 19.805 as of 31 August 2022 (source: Bloomberg)

Enquiries:

Barclays Investor Relations:
Chris Manners +44 (0)20 7773 2136

Barclays Media Relations:
Jon Tracey +44 (0)20 7116 4755

Barclays Investment Bank (Global Co-ordinator and Bookrunner):
Ben Newmark +44 (0)20 7773 8300
Nikita Turkin +44 (0)20 3134 8747

IMPORTANT NOTICE

IN THIS ANNOUNCEMENT REFERENCES TO “BARCLAYS” ARE TO BARCLAYS PRINCIPAL INVESTMENTS LIMITED IN ITS CAPACITY AS SELLER OF THE PLACING SHARES AND TO BARCLAYS PLC.

THIS ANNOUNCEMENT AND THE INFORMATION CONTAINED HEREIN IS FOR INFORMATION PURPOSES ONLY AND DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY OF THESE SECURITIES IN THE UNITED STATES, CANADA, AUSTRALIA, JAPAN OR ANY OTHER JURISDICTION IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH JURISDICTION. THE SECURITIES HAVE NOT BEEN, AND WILL NOT BE, REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933 (THE “SECURITIES ACT”). ANY SUCH SECURITIES MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES EXCEPT PURSUANT TO AN EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT. NO PUBLIC OFFER OF SECURITIES IS TO BE MADE IN THE UNITED STATES AND NEITHER THIS ANNOUNCEMENT NOR ANY COPY OF IT MAY BE TAKEN, TRANSMITTED OR DISTRIBUTED, DIRECTLY OR INDIRECTLY, IN OR INTO OR FROM THE UNITED STATES (INCLUDING ITS TERRITORIES AND POSSESSIONS, ANY STATE OF THE UNITED STATES AND THE DISTRICT OF COLUMBIA), CANADA, AUSTRALIA OR JAPAN. ANY FAILURE TO COMPLY WITH THIS RESTRICTION MAY CONSTITUTE A VIOLATION OF UNITED STATES, CANADIAN, AUSTRALIAN OR JAPANESE SECURITIES LAWS.

THIS ANNOUNCEMENT AND ANY OFFER OF SECURITIES TO WHICH IT RELATES ARE ONLY ADDRESSED TO AND DIRECTED AT: (A) PERSONS IN MEMBER STATES OF THE EEA WHO ARE QUALIFIED INVESTORS WITHIN THE MEANING OF ARTICLE 2I OF PROSPECTUS REGULATION (REGULATION (EU) 2017/1129) (THE “EU PROSPECTUS REGULATION”); AND (B) IN THE UNITED KINGDOM, PERSONS WHO ARE (I) “INVESTMENT PROFESSIONALS” SPECIFIED IN ARTICLE 19(5) OF THE FINANCIAL SERVICES AND MARKETS ACT (FINANCIAL PROMOTION) ORDER 2005 (THE “ORDER”) AND/OR (II) FALL WITHIN ARTICLE 49(2)(A) TO (D) OF THE ORDER (AND ONLY WHERE THE CONDITIONS CONTAINED IN THOSE ARTICLES HAVE BEEN, OR WILL AT THE RELEVANT TIME BE, SATISFIED) AND WHO ARE ALSO QUALIFIED INVESTORS WITHIN THE MEANING OF ARTICLE 2 OF THE PROSPECTUS REGULATION AS IT FORMS PART OF RETAINED EU LAW BY VIRTUE OF THE EUROPEAN UNION (WITHDRAWAL) ACT 2018 (THE “UK PROSPECTUS REGULATION”).

THIS ANNOUNCEMENT DOES NOT, AND SHALL NOT, IN ANY CIRCUMSTANCES CONSTITUTE A PUBLIC OFFERING, NOR AN OFFER TO SELL OR TO SUBSCRIBE, NOR A SOLICITATION TO OFFER TO PURCHASE OR TO SUBSCRIBE FOR SECURITIES IN ANY JURISDICTION. THE DISTRIBUTION OF THIS ANNOUNCEMENT AND THE OFFERING OR SALE OF THE SECURITIES IN CERTAIN JURISDICTIONS MAY BE RESTRICTED BY LAW. NO ACTION HAS BEEN TAKEN BY BARCLAYS OR ANY OF THE BANKS OR ANY OF THEIR RESPECTIVE AFFILIATES THAT WOULD, OR WHICH IS INTENDED TO, PERMIT A PUBLIC OFFER OF THE SECURITIES IN ANY JURISDICTION OR POSSESSION OR DISTRIBUTION OF THIS ANNOUNCEMENT OR ANY OTHER OFFERING OR PUBLICITY MATERIAL RELATING TO THE SECURITIES IN ANY JURISDICTION WHERE ACTION FOR THAT PURPOSE IS REQUIRED. PERSONS INTO WHOSE POSSESSION THIS ANNOUNCEMENT COMES ARE REQUIRED BY BARCLAYS AND THE BANKS TO INFORM THEMSELVES ABOUT AND TO OBSERVE ANY APPLICABLE RESTRICTIONS.

WITH RESPECT TO THE MEMBER STATES OF THE EUROPEAN ECONOMIC AREA WHICH HAVE IMPLEMENTED THE EU PROSPECTUS REGULATION (EACH A “RELEVANT MEMBER STATE”) AND THE UNITED KINGDOM, NO ACTION HAS BEEN UNDERTAKEN OR WILL BE UNDERTAKEN TO MAKE AN OFFER TO THE PUBLIC OF THE PLACING SHARES REQUIRING A PUBLICATION OF A PROSPECTUS IN ANY RELEVANT MEMBER STATE OR IN THE UNITED KINGDOM. AS A CONSEQUENCE, THE PLACING SHARES MAY ONLY BE OFFERED OR SOLD IN ANY RELEVANT MEMBER STATE PURSUANT TO AN EXEMPTION UNDER THE EU PROSPECTUS REGULATION, AND, WITH RESPECT TO THE UNITED KINGDOM, PURSUANT TO AN EXEMPTION UNDER THE UK PROSPECTUS REGULATION, EACH AS AMENDED FROM TIME TO TIME. NO PROSPECTUS OR OFFERING DOCUMENT HAS BEEN OR WILL BE PREPARED IN CONNECTION WITH THE PLACING. ANY INVESTMENT DECISION TO BUY SECURITIES IN THE PLACING MUST BE MADE SOLELY ON THE BASIS OF PUBLICLY AVAILABLE INFORMATION. SUCH INFORMATION IS NOT THE RESPONSIBILITY OF AND HAS NOT BEEN INDEPENDENTLY VERIFIED BY ANY OF BARCLAYS OR THE BANKS OR ANY OF THEIR RESPECTIVE AFFILIATES.

EACH OF THE GLOBAL CO-ORDINATOR, CITIGROUP AND MORGAN STANLEY IS AUTHORISED BY THE PRUDENTIAL REGULATION AUTHORITY AND REGULATED BY THE FINANCIAL CONDUCT AUTHORITY AND PRUDENTIAL REGULATION AUTHORITY, AND ABSA BANK IS REGULATED BY THE FINANCIAL SECTOR CONDUCT AUTHORITY AND THE SOUTH AFRICAN RESERVE BANK, AND SOCIÉTÉ GÉNÉRALE IS A FRENCH CREDIT INSTITUTION (BANK), AUTHORISED AND SUPERVISED BY THE EUROPEAN CENTRAL BANK (ECB) AND THE AUTORITÉ DE CONTRÔLE PRUDENTIEL ET DE RÉSOLUTION (ACPR) (THE FRENCH PRUDENTIAL CONTROL AND RESOLUTION AUTHORITY) AND REGULATED BY THE AUTORITÉ DES MARCHÉS FINANCIERS (THE FRENCH FINANCIAL MARKETS REGULATOR) (AMF), AND MEDIOBANCA IS REGULATED BY THE BANK OF ITALY AND CONSOB. EACH OF THE BANKS IS ACTING FOR BARCLAYS ONLY IN CONNECTION WITH THE PLACING AND WILL NOT BE RESPONSIBLE TO ANYONE OTHER THAN BARCLAYS FOR PROVIDING THE PROTECTIONS OFFERED TO THEIR RESPECTIVE CLIENTS, NOR FOR PROVIDING ADVICE IN RELATION TO THE PLACING OR ANY MATTERS REFERRED TO IN THIS ANNOUNCEMENT.

THIS ANNOUNCEMENT HAS BEEN ISSUED ON BEHALF OF AND IS THE SOLE RESPONSIBILITY OF BARCLAYS. NO REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, IS OR WILL BE MADE AS TO, OR IN RELATION TO, AND NO RESPONSIBILITY OR LIABILITY IS OR WILL BE ACCEPTED BY THE BANKS OR ANY OF THEIR RESPECTIVE AFFILIATES (EXCLUDING BARCLAYS) AS TO, OR IN RELATION TO, THE ACCURACY OR COMPLETENESS OF THIS ANNOUNCEMENT OR ANY STATEMENT MADE IN CONNECTION WITH THE MATTERS REFERRED TO HEREIN, AND ANY LIABILITY (WHETHER ARISING IN TORT, CONTRACT OR OTHERWISE) IS THEREFORE EXPRESSLY DISCLAIMED.

FORWARD-LOOKING STATEMENTS
THIS ANNOUNCEMENT CONTAINS FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF SECTION 21E OF THE US SECURITIES EXCHANGE ACT OF 1934, AS AMENDED, AND SECTION 27A OF THE US SECURITIES ACT OF 1933, AS AMENDED, WITH RESPECT TO THE GROUP. BARCLAYS CAUTIONS READERS THAT NO FORWARD-LOOKING STATEMENT IS A GUARANTEE OF FUTURE PERFORMANCE AND THAT ACTUAL RESULTS OR OTHER FINANCIAL CONDITION OR PERFORMANCE MEASURES COULD DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS.  THESE FORWARD-LOOKING STATEMENTS CAN BE IDENTIFIED BY THE FACT THAT THEY DO NOT RELATE ONLY TO HISTORICAL OR CURRENT FACTS. FORWARD-LOOKING STATEMENTS SOMETIMES USE WORDS SUCH AS ‘MAY’, ‘WILL’, ‘SEEK’, ‘CONTINUE’, ‘AIM’, ‘ANTICIPATE’, ‘TARGET’, ‘PROJECTED’, ‘EXPECT’, ‘ESTIMATE’, ‘INTEND’, ‘PLAN’, ‘GOAL’, ‘BELIEVE’, ‘ACHIEVE’ OR OTHER WORDS OF SIMILAR MEANING.  THESE STATEMENTS ARE BASED ON THE CURRENT BELIEFS AND EXPECTATIONS OF BARCLAYS’ MANAGEMENT AND ARE SUBJECT TO SIGNIFICANT RISKS AND UNCERTAINTIES.  ACTUAL OUTCOMES MAY DIFFER MATERIALLY FROM THOSE EXPRESSED IN THE FORWARD-LOOKING STATEMENTS.  FACTORS THAT COULD IMPACT THE GROUP’S FUTURE FINANCIAL CONDITION AND PERFORMANCE ARE IDENTIFIED IN GROUP’S FILINGS WITH THE US SECURITIES EXCHANGE COMMISSION (THE “SEC”) (INCLUDING, WITHOUT LIMITATION, BARCLAYS PLC’S ANNUAL REPORT ON FORM 20-F FOR THE FISCAL YEAR ENDED 31 DECEMBER 2021, AS AMENDED), WHICH ARE AVAILABLE ON THE SEC’S WEBSITE AT WWW.SEC.GOV.

SUBJECT TO BARCLAYS’ OBLIGATIONS UNDER THE APPLICABLE LAWS AND REGULATIONS OF ANY RELEVANT JURISDICTION, (INCLUDING, WITHOUT LIMITATION, THE UK AND THE US), IN RELATION TO DISCLOSURE AND ONGOING INFORMATION, BARCLAYS UNDERTAKES NO OBLIGATION TO UPDATE PUBLICLY OR REVISE ANY FORWARD-LOOKING STATEMENTS, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE.

Exhibit No. 3

1 September 2022

Barclays PLC

Total Voting Rights

In accordance with the Financial Conduct Authority’s (FCA) Disclosure Guidance and Transparency Rule 5.6.1R, Barclays PLC notifies the market that as of 31 August 2022, Barclays PLC’s issued share capital consists of 16,065,290,942 Ordinary shares with voting rights.

There are no Ordinary shares held in Treasury.

The above figure 16,065,290,942, may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, Barclays PLC under the FCA’s Disclosure Guidance and Transparency Rules.

- Ends –

For further information, please contact:

Investor Relations	Media Relations
Chris Manners	Jon Tracey
+44 (0)20 7773 2136	+44 (0)20 7116 4755

Exhibit No. 4

02 September 2022

Barclays PLC

Transaction in own shares

Barclays PLC (the “Company”) announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from Citigroup Global Markets Limited as part of its buy-back announced on 29 July 2022:

Date of purchase:	01 September 2022
Number of ordinary shares purchased:	9,500,000
Highest price paid per share:	164.0400p
Lowest price paid per share:	160.5000p
Volume weighted average price paid per share:	162.0624p

The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company’s issued share capital consists of 16,055,809,790 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure (16,055,809,790) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA’s Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by Citigroup Global Markets Limited on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/0176Y_1-2022-9-1.pdf

Since the commencement of the share buy-back programme announced on 29 July 2022, the Company has purchased 98,725,711 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 164.4408p per ordinary share.

- ENDS –

For further information, please contact:

Investor Relations                           Media Relations

Chris Manners                                Jon Tracey

+44 (0) 20 7773 2136                     +44 (0) 20 7116 4755

Exhibit No. 5

05 September 2022

Barclays PLC

Transaction in own shares

Barclays PLC (the “Company”) announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from Citigroup Global Markets Limited as part of its buy-back announced on 29 July 2022:

Date of purchase:	02 September 2022
Number of ordinary shares purchased:	9,800,000
Highest price paid per share:	168.9000p
Lowest price paid per share:	161.9400p
Volume weighted average price paid per share:	165.8456p

The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company’s issued share capital consists of 16,046,082,636 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure (16,046,082,636) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA’s Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by Citigroup Global Markets Limited on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/1761Y_1-2022-9-2.pdf

Since the commencement of the share buy-back programme announced on 29 July 2022, the Company has purchased 108,525,711 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 164.5676p per ordinary share.

- ENDS –

For further information, please contact:

Investor Relations                           Media Relations

Chris Manners                                Jon Tracey
+44 (0) 20 7773 2136                     +44 (0) 20 7116 4755

Exhibit No. 6

06 September 2022

Barclays PLC

Transaction in own shares

Barclays PLC (the “Company”) announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from Citigroup Global Markets Limited as part of its buy-back announced on 29 July 2022:

Date of purchase:	05 September 2022
Number of ordinary shares purchased:	9,500,000
Highest price paid per share:	166.7800p
Lowest price paid per share:	163.8600p
Volume weighted average price paid per share:	165.4619p

The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company’s issued share capital consists of 16,036,917,843 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure (16,036,917,843) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA’s Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by Citigroup Global Markets Limited on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/3387Y_1-2022-9-5.pdf

Since the commencement of the share buy-back programme announced on 29 July 2022, the Company has purchased 118,025,711 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 164.6396p per ordinary share.

- ENDS –

For further information, please contact:

Investor Relations                           Media Relations

Chris Manners                                 Jon Tracey
+44 (0) 20 7773 2136                     +44 (0) 20 7116 4755

Exhibit No. 7

07 September 2022

Barclays PLC

Transaction in own shares

Barclays PLC (the “Company”) announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from Citigroup Global Markets Limited as part of its buy-back announced on 29 July 2022:

Date of purchase:	06 September 2022
Number of ordinary shares purchased:	9,100,000
Highest price paid per share:	171.6200p
Lowest price paid per share:	166.7200p
Volume weighted average price paid per share:	169.0948p

The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company’s issued share capital consists of 16,028,131,645 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure (16,028,131,645) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA’s Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by Citigroup Global Markets Limited on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/5072Y_1-2022-9-6.pdf

Since the commencement of the share buy-back programme announced on 29 July 2022, the Company has purchased 127,125,711 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 164.9585p per ordinary share.

- ENDS –

For further information, please contact:

Investor Relations                           Media Relations

Chris Manners                                Jon Tracey
+44 (0) 20 7773 2136                     +44 (0) 20 7116 4755

Exhibit No. 8

7 September 2022

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Taalib Shaah
2	Reason for the notification
a)	Position/status	Group Chief Risk Officer
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4.1	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares with a nominal value of 25 pence each (“Shares”) GB0031348658
b)	Nature of the transaction	Disposal of Shares by Solium Capital UK Limited in its capacity as administrator of the Barclays’ nominee service.
c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares sold
		£1.6948 per Share	8,518
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2022-09-06
f)	Place of the transaction	London Stock Exchange (XLON)

For further information please contact:
Investor Relations	Media Relations
Chris Manners	Jon Tracey
+44 (0) 20 7773 2136	+44 (0)20 7116 4755

Exhibit No. 9

08 September 2022

Barclays PLC

Transaction in own shares

Barclays PLC (the “Company”) announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from Citigroup Global Markets Limited as part of its buy-back announced on 29 July 2022:

Date of purchase:	07 September 2022
Number of ordinary shares purchased:	9,100,000
Highest price paid per share:	166.6000p
Lowest price paid per share:	163.6000p
Volume weighted average price paid per share:	165.1789p

The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company’s issued share capital consists of 16,020,628,136 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure (16,020,628,136) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA’s Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by Citigroup Global Markets Limited on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/6833Y_1-2022-9-7.pdf

Since the commencement of the share buy-back programme announced on 29 July 2022, the Company has purchased 136,225,711 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 164.9732p per ordinary share.

- ENDS –

For further information, please contact:

Investor Relations                           Media Relations

Chris Manners                                Jon Tracey
+44 (0) 20 7773 2136                     +44 (0) 20 7116 4755

Exhibit No. 10

09 September 2022

Barclays PLC

Transaction in own shares

Barclays PLC (the “Company”) announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from Citigroup Global Markets Limited as part of its buy-back announced on 29 July 2022:

Date of purchase:	08 September 2022
Number of ordinary shares purchased:	8,900,000
Highest price paid per share:	167.2600p
Lowest price paid per share:	162.9200p
Volume weighted average price paid per share:	165.4148p

The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company’s issued share capital consists of 16,011,772,817 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure (16,011,772,817) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA’s Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by Citigroup Global Markets Limited on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/8435Y_1-2022-9-8.pdf

Since the commencement of the share buy-back programme announced on 29 July 2022, the Company has purchased 145,125,711 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 165.0003p per ordinary share.

- ENDS –

For further information, please contact:

Investor Relations                           Media Relations

Chris Manners                                 Jon Tracey
+44 (0) 20 7773 2136                     +44 (0) 20 7116 4755

Exhibit No. 11

12 September 2022

Barclays PLC

Transaction in own shares

Barclays PLC (the “Company”) announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from Citigroup Global Markets Limited as part of its buy-back announced on 29 July 2022:

Date of purchase:	09 September 2022
Number of ordinary shares purchased:	8,700,000
Highest price paid per share:	170.0000p
Lowest price paid per share:	166.7200p
Volume weighted average price paid per share:	169.0928p

The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company’s issued share capital consists of 16,003,180,201 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure (16,003,180,201) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA’s Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by Citigroup Global Markets Limited on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/0136Z_1-2022-9-9.pdf

Since the commencement of the share buy-back programme announced on 29 July 2022, the Company has purchased 153,825,711 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 165.2318p per ordinary share.

- ENDS –

For further information, please contact:

Investor Relations                           Media Relations

Chris Manners                                 Jon Tracey
+44 (0) 20 7773 2136                     +44 (0) 20 7116 4755

Exhibit No. 12

13 September 2022

Barclays PLC

Transaction in own shares

Barclays PLC (the “Company”) announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from Citigroup Global Markets Limited as part of its buy-back announced on 29 July 2022:

Date of purchase:	12 September 2022
Number of ordinary shares purchased:	8,600,000
Highest price paid per share:	175.0000p
Lowest price paid per share:	169.6000p
Volume weighted average price paid per share:	173.3425p

The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company’s issued share capital consists of 15,994,677,647 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure (15,994,677,647) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA’s Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by Citigroup Global Markets Limited on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/1735Z_1-2022-9-12.pdf

Since the commencement of the share buy-back programme announced on 29 July 2022, the Company has purchased 162,425,711 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 165.6612p per ordinary share.

- ENDS –

For further information, please contact:

Investor Relations                           Media Relations

Chris Manners                                Jon Tracey
+44 (0) 20 7773 2136                     +44 (0) 20 7116 4755

Exhibit No. 13

13 September 2022

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Mark Ashton-Rigby
2	Reason for the notification
a)	Position/status	Group Chief Operating Officer
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares with a nominal value of 25 pence each (“Shares”) GB0031348658
b)	Nature of the transaction	Disposal of Shares by Solium Capital UK Limited in its capacity as administrator of the Barclays’ nominee service.
c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares received
		£1.7294 per Share	209,070
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2022-09-12
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Taalib Shaah
2	Reason for the notification
a)	Position/status	Group Chief Risk Officer
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4.1	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares with a nominal value of 25 pence each (“Shares”) GB0031348658
b)	Nature of the transaction	Disposal of Shares by Solium Capital UK Limited in its capacity as administrator of the Barclays’ nominee service.
c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares sold
		£1.695 per Share	27,660
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2022-09-09
f)	Place of the transaction	London Stock Exchange (XLON)

For further information please contact:
Investor Relations	Media Relations
Chris Manners	Jon Tracey
+44 (0) 20 7773 2136	+44 (0)20 7116 4755

Exhibit No. 14

14 September 2022

Barclays PLC

Transaction in own shares

Barclays PLC (the “Company”) announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from Citigroup Global Markets Limited as part of its buy-back announced on 29 July 2022:

Date of purchase:	13 September 2022
Number of ordinary shares purchased:	8,700,000
Highest price paid per share:	175.8000p
Lowest price paid per share:	171.7000p
Volume weighted average price paid per share:	173.8203p

The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company’s issued share capital consists of 15,986,135,630 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure (15,986,135,630) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA’s Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by Citigroup Global Markets Limited on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/3399Z_1-2022-9-13.pdf

Since the commencement of the share buy-back programme announced on 29 July 2022, the Company has purchased 171,125,711 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 166.0760p per ordinary share.

- ENDS –

For further information, please contact:

Investor Relations                           Media Relations

Chris Manners                                Jon Tracey
+44 (0) 20 7773 2136                     +44 (0) 20 7116 4755

Exhibit No. 15

15 September 2022

Barclays PLC

Transaction in own shares

Barclays PLC (the “Company”) announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from Citigroup Global Markets Limited as part of its buy-back announced on 29 July 2022:

Date of purchase:	14 September 2022
Number of ordinary shares purchased:	8,600,000
Highest price paid per share:	172.7600p
Lowest price paid per share:	169.1400p
Volume weighted average price paid per share:	170.7489p

The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company’s issued share capital consists of 15,977,611,944 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure (15,977,611,944) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA’s Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by Citigroup Global Markets Limited on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/5073Z_1-2022-9-14.pdf

Since the commencement of the share buy-back programme announced on 29 July 2022, the Company has purchased 179,725,711 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 166.2996p per ordinary share.

- ENDS –

For further information, please contact:

Investor Relations                           Media Relations

Chris Manners                                 Jon Tracey
+44 (0) 20 7773 2136                     +44 (0) 20 7116 4755

Exhibit No. 16

Notice of Redemption and Cancellation of Listing to the Holders of

Barclays PLC
GBP 1,000,000,000 2.375 per cent. Reset Notes due 2023 (the “Notes”)

ISIN: XS1695301900

NOTICE IS HEREBY GIVEN by Barclays PLC (the “Company”) that the Company will fully redeem all of the outstanding Notes on 6 October 2022 (the “Redemption Date”), in accordance with Condition 10© of the Notes. The outstanding Notes will be redeemed on the Redemption Date at a price equal to 100 per cent. Of their principal amount plus accrued but unpaid interest from, and including, 6 October 2021 to, but excluding, the Redemption Date (the “Redemption Price”). Payment of the Redemption Price will be made on 6 October 2022 through the Clearing Systems. Accordingly, the listing of the Notes on the Official List of the FCA and the admission of the Notes to trading on the Regulated Market of the London Stock Exchange plc will be cancelled on, or shortly after, 6 October 2022.

Should any holder of the Notes have any queries in relation to this notice of redemption please contact:

Barclays Debt Investor Relations
Barclays PLC
1 Churchill Place
London E14 5HP
United Kingdom
+44 20 7116 1000

Barclays PLC

15 September 2022

Exhibit No. 17

16 September 2022

Barclays PLC

Transaction in own shares

Barclays PLC (the “Company”) announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from Citigroup Global Markets Limited as part of its buy-back announced on 29 July 2022:

Date of purchase:	15 September 2022
Number of ordinary shares purchased:	8,600,000
Highest price paid per share:	172.5600p
Lowest price paid per share:	169.8600p
Volume weighted average price paid per share:	171.5124p

The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company’s issued share capital consists of 15,969,086,116 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure (15,969,086,116) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA’s Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by Citigroup Global Markets Limited on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/6730Z_1-2022-9-15.pdf

Since the commencement of the share buy-back programme announced on 29 July 2022, the Company has purchased 188,325,711 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 166.5377p per ordinary share.

- ENDS –

For further information, please contact:

Investor Relations                           Media Relations

Chris Manners                                Jon Tracey
+44 (0) 20 7773 2136                     +44 (0) 20 7116 4755

Exhibit No. 18

19 September 2022

Barclays PLC

Transaction in own shares

Barclays PLC (the “Company”) announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from Citigroup Global Markets Limited as part of its buy-back announced on 29 July 2022:

Date of purchase:	16 September 2022
Number of ordinary shares purchased:	8,600,000
Highest price paid per share:	173.3800p
Lowest price paid per share:	170.6200p
Volume weighted average price paid per share:	171.9366p

The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company’s issued share capital consists of 15,960,505,892 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure (15,960,505,892) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA’s Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by Citigroup Global Markets Limited on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/8335Z_1-2022-9-16.pdf

Since the commencement of the share buy-back programme announced on 29 July 2022, the Company has purchased 196,925,711 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 166.7734p per ordinary share.

- ENDS –

For further information, please contact:

Investor Relations                           Media Relations

Chris Manners                                Jon Tracey
+44 (0) 20 7773 2136                     +44 (0) 20 7116 4755

Exhibit No. 19

21 September 2022

Barclays PLC

Transaction in own shares

Barclays PLC (the “Company”) announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from Citigroup Global Markets Limited as part of its buy-back announced on 29 July 2022:

Date of purchase:	20 September 2022
Number of ordinary shares purchased:	10,325,000
Highest price paid per share:	174.2800p
Lowest price paid per share:	170.3000p
Volume weighted average price paid per share:	172.0796p

The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company’s issued share capital consists of 15,950,270,549 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure (15,950,270,549) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA’s Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by Citigroup Global Markets Limited on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/0560A_1-2022-9-20.pdf

Since the commencement of the share buy-back programme announced on 29 July 2022, the Company has purchased 207,250,711 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 167.0378p per ordinary share.

- ENDS –

For further information, please contact:

Investor Relations                           Media Relations

Chris Manners                                 Jon Tracey
+44 (0) 20 7773 2136                     +44 (0) 20 7116 4755

Exhibit No. 20

22 September 2022

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from Citigroup Global Markets Limited as part of its buy-back announced on 29 July 2022:

Date of purchase:	21 September 2022
Number of ordinary shares purchased:	10,300,000
Highest price paid per share:	172.3800p
Lowest price paid per share:	165.1800p
Volume weighted average price paid per share:	168.5747p

The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital consists of 15,941,450,265 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure (15,941,450,265) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by Citigroup Global Markets Limited on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/2129A_1-2022-9-21.pdf

Since the commencement of the share buy-back programme announced on 29 July 2022, the Company has purchased 217,550,711 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 167.1106p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations                           Media Relations

Chris Manners                                Jon Tracey
+44 (0) 20 7773 2136                     +44 (0) 20 7116 4755

Exhibit No. 21

22 September 2022

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

Barclays PLC (the "Company") announces certain transactions by persons discharging managerial responsibility ("PDMRs") in ordinary shares of the Company with a nominal value of 25 pence each ("Shares").

1.   On 20 September 2022  the Trustee notified the Company that on 20 September 2022  it delivered Shares in respect of the quarterly payment of the Share element of PDMRs' fixed remuneration for the three month period to 30 September 2022. The Shares are subject to a holding period with restrictions lifting in equal tranches over five years (20% each year); and

2.   On 20 September 2022 , the Company was notified of a sale of shares by a PDMR.

1.  Shares in respect of the quarterly payment of the Share element of PDMRs' fixed remuneration
1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	C.S. Venkatakrishnan
2	Reason for the notification
a)	Position/status	Group Chief Executive Officer
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4.1	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares with a nominal value of 25 pence each ("Shares") GB0031348658
b)	Nature of the transaction
The trustee of the Barclays Group  (PSP) Employees' Benefit Trust delivered Shares to the individual described above pursuant to a trading plan entered into on 6 March 2019. The Shares delivered are in respect of the quarterly payment of the Share element of the individual's fixed remuneration for the three month period to 30 September 2022. The Shares are subject to a holding period with restrictions lifting in equal tranches over five years (20% each year).

c)	Price(s) and volume(s)	Price(s)	Volume(s): Gross Number of Shares received
		£1.726 per Share	201,332
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2022-09-20
f)	Place of the transaction	London Stock Exchange (XLON)
4.2	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction	Sale of Shares to cover income tax and social security liability due on the delivery of Shares
c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares sold
		£1.726 per Share	107,410
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2022-09-20
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Anna Cross
2	Reason for the notification
a)	Position/status	Group Finance Director
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4.1	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares with a nominal value of 25 pence each ("Shares") GB0031348658
b)	Nature of the transaction
The trustee of the Barclays Group (PSP) Employees' Benefit Trust delivered Shares to the individual described above pursuant to a trading plan entered into on 24 May 2022. The Shares delivered are in respect of the quarterly payment of the Share element of the individual's fixed remuneration for the three month period to 30 September 2022. The Shares are subject to a holding period with restrictions lifting in equal tranches over five years (20% each year).

c)	Price(s) and volume(s)	Price(s)	Volume(s): Gross Number of Shares received
		£1.726 per Share	124,927
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2022-09-20
f)	Place of the transaction	London Stock Exchange (XLON)
4.2	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction	Sale of Shares to cover income tax and social security liability due on the delivery of Shares
c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares sold
		£1.726 per Share	60,277
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2022-09-20
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Mark Ashton-Rigby
2	Reason for the notification
a)	Position/status	Group Chief Operating Officer
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4.1	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares with a nominal value of 25 pence each ("Shares") GB0031348658
b)	Nature of the transaction
The trustee of the Barclays Group (PSP) Employees' Benefit Trust delivered Shares to the individual described above pursuant to a trading plan entered into on 14 August 2019. The Shares delivered are in respect of the quarterly payment of the Share element of the individual's fixed remuneration for the three month period to 30 September 2022. The Shares are subject to a holding period with restrictions lifting in equal tranches over five years (20% each year).

c)	Price(s) and volume(s)	Price(s)	Volume(s): Gross Number of Shares received
		£1.726 per Share	115,237
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2022-09-20
f)	Place of the transaction	London Stock Exchange (XLON)
4.2	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction	Sale of Shares to cover income tax and social security liability due on the delivery of Shares
c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares sold
		£1.726 per Share	55,601
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2022-09-20
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Paul Compton
2	Reason for the notification
a)	Position/status	Global Head of the Corporate and Investment Bank and President of BBPLC
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4.1	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares with a nominal value of 25 pence each ("Shares") GB0031348658
b)	Nature of the transaction
The trustee of the Barclays Group (PSP) Employees' Benefit Trust delivered Shares to the individual described above pursuant to a trading plan entered into on 20 March 2019. The Shares delivered are in respect of the quarterly payment of the Share element of the individual's fixed remuneration for the three month period to 30 September 2022. The Shares are subject to a holding period with restrictions lifting in equal tranches over five years (20% each year).

c)	Price(s) and volume(s)	Price(s)	Volume(s): Gross Number of Shares received
		£1.726 per Share	220,249
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2022-09-20
f)	Place of the transaction	London Stock Exchange (XLON)
4.2	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction	Sale of Shares to cover income tax and social security liability due on the delivery of Shares
c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares sold
		£1.726 per Share	122,458
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2022-09-20
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Alistair Currie
2	Reason for the notification
a)	Position/status	Global Head of Consumer Banking & Payments
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y92JB70
4.1	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares with a nominal value of 25 pence each ("Shares") GB0031348658
b)	Nature of the transaction
The trustee of the Barclays Group (PSP) Employees' Benefit Trust delivered Shares to the individual described above pursuant to a trading plan entered into on 28 August 2019. The Shares delivered are in respect of the quarterly payment of the Share element of the individual's fixed remuneration for the three month period to 30 September 2022. The Shares are subject to a holding period with restrictions lifting in equal tranches over five years (20% each year).

c)	Price(s) and volume(s)	Price(s)	Volume(s): Gross Number of Shares received
		£1.726 per Share	72,421
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2022-09-20
f)	Place of the transaction	London Stock Exchange (XLON)
4.2	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction	Sale of Shares to cover income tax and social security liability due on the delivery of Shares
c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares sold
		£1.726 per Share	34,943
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2022-09-20
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Matthew Hammerstein
2	Reason for the notification
a)	Position/status	CEO, Barclays Bank UK PLC
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4.1	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares with a nominal value of 25 pence each ("Shares") GB0031348658
b)	Nature of the transaction
The trustee of the Barclays Group (PSP) Employees' Benefit Trust delivered Shares to the individual described above pursuant to a trading plan entered into on 28 August 2019. The Shares delivered are in respect of the quarterly payment of the Share element of the individual's fixed remuneration for the three month period to 30 September 2022. The Shares are subject to a holding period with restrictions lifting in equal tranches over five years (20% each year).

c)	Price(s) and volume(s)	Price(s)	Volume(s): Gross Number of Shares received
		£1.726 per Share	50,057
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2022-09-20
f)	Place of the transaction	London Stock Exchange (XLON)
4.2	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction	Sale of Shares to cover income tax and social security liability due on the delivery of Shares.
c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares sold
		£1.726 per Share	24,152
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2022-09-20
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Laura Padovani
2	Reason for the notification
a)	Position/status	Group Chief Compliance Officer
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4.1	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares with a nominal value of 25 pence each ("Shares") GB0031348658
b)	Nature of the transaction
The trustee of the Barclays Group (PSP) Employees' Benefit Trust delivered Shares to the individual described above pursuant to a trading plan entered into on 21 March 2019. The Shares delivered are in respect of the quarterly payment of the Share element of the individual's fixed remuneration for the three month period to 30 September 2022. The Shares are subject to a holding period with restrictions lifting in equal tranches over five years (20% each year).

c)	Price(s) and volume(s)	Price(s)	Volume(s): Gross Number of Shares received
		£1.726 per Share	70,698
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2022-09-20
f)	Place of the transaction	London Stock Exchange (XLON)
4.2	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction	Sale of Shares to cover income tax and social security liability due on the delivery of Shares.
c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares sold
		£1.726 per Share	34,111
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2022-09-20
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Tristram Roberts
2	Reason for the notification
a)	Position/status	Group HR Director
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4.1	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares with a nominal value of 25 pence each ("Shares") GB0031348658
b)	Nature of the transaction
The trustee of the Barclays Group (PSP) Employees' Benefit Trust delivered Shares to the individual described above pursuant to a trading plan entered into on 6 March 2019. The Shares delivered are in respect of the quarterly payment of the Share element of the individual's fixed remuneration for the three month period to 30 September 2022. The Shares are subject to a holding period with restrictions lifting in equal tranches over five years (20% each year).

c)	Price(s) and volume(s)	Price(s)	Volume(s): Gross Number of Shares received
		£1.726 per Share	112,579
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2022-09-20
f)	Place of the transaction	London Stock Exchange (XLON)
4.2	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction	Sale of Shares to cover income tax and social security liability due on the delivery of Shares.
c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares sold
		£1.726 per Share	54,319
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2022-09-20
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Taalib Shaah
2	Reason for the notification
a)	Position/status	Group Chief Risk Officer
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4.1	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares with a nominal value of 25 pence each ("Shares") GB0031348658
b)	Nature of the transaction
The trustee of the Barclays Group (PSP) Employees' Benefit Trust delivered Shares to the individual described above pursuant to a trading plan entered into on 17 November 2020. The Shares delivered are in respect of the quarterly payment of the Share element of the individual's fixed remuneration for the three month period to 30 September 2022. The Shares are subject to a holding period with restrictions lifting in equal tranches over five years (20% each year).

c)	Price(s) and volume(s)	Price(s)	Volume(s): Gross Number of Shares received
		£1.726 per Share	101,390
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2022-09-20
f)	Place of the transaction	London Stock Exchange (XLON)
4.2	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction	Sale of Shares to cover income tax and social security liability due on the delivery of Shares.
c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares sold
		£1.726 per Share	48,920
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2022-09-20
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Stephen Shapiro
2	Reason for the notification
a)	Position/status	Group General Counsel and Company Secretary
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4.1	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares with a nominal value of 25 pence each ("Shares") GB0031348658
b)	Nature of the transaction
The trustee of the Barclays Group (PSP) Employees' Benefit Trust delivered Shares to the individual described above pursuant to a trading plan entered into on 27 August 2020. The Shares delivered are in respect of the quarterly payment of the Share element of the individual's fixed remuneration for the three month period to 30 September 2022. The Shares are subject to a holding period with restrictions lifting in equal tranches over five years (20% each year).

c)	Price(s) and volume(s)	Price(s)	Volume(s): Gross Number of Shares received
		£1.726 per Share	50,695
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2022-09-20
f)	Place of the transaction	London Stock Exchange (XLON)
4.2	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction	Sale of Shares to cover income tax and social security liability due on the delivery of Shares.
c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares sold
		£1.726 per Share	24,460
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2022-09-20
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Sasha Wiggins
2	Reason for the notification
a)	Position/status	Group Head of Public Policy and Corporate Responsibility
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4.1	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares with a nominal value of 25 pence each ("Shares") GB0031348658
b)	Nature of the transaction
The trustee of the Barclays Group (PSP) Employees' Benefit Trust delivered Shares to the individual described above pursuant to a trading plan entered into on 6 June 2020. The Shares delivered are in respect of the quarterly payment of the Share element of the individual's fixed remuneration for the three month period to 30 September 2022. The Shares are subject to a holding period with restrictions lifting in equal tranches over five years (20% each year).

c)	Price(s) and volume(s)	Price(s)	Volume(s): Gross Number of Shares received
		£1.726 per Share	32,589
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2022-09-20
f)	Place of the transaction	London Stock Exchange (XLON)
4.2	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares GB0031348658
b)	Nature of the transaction	Sale of Shares to cover income tax and social security liability due on the delivery of Shares.
c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares sold
		£1.726 per Share	15,724
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2022-09-20
f)	Place of the transaction	London Stock Exchange (XLON)

2.   Sale of Shares
1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Taalib Shaah
2	Reason for the notification
a)	Position/status	Group Chief Risk Officer
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4.1	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares with a nominal value of 25 pence each ("Shares") GB0031348658
b)	Nature of the transaction	Disposal of Shares by Solium Capital UK Limited in its capacity as administrator of the Barclays' nominee service.
c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares sold
		£1.7134 per Share	8,585
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2022-09-20
f)	Place of the transaction	London Stock Exchange (XLON)

For further information please contact:

Investor Relations	Media Relations
Chris Manners	Jon Tracey
+44 (0) 20 7773 2136	+44 (0)20 7116 4755

Exhibit No. 22

23 September 2022

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from Citigroup Global Markets Limited as part of its buy-back announced on 29 July 2022:

Date of purchase:	22 September 2022
Number of ordinary shares purchased:	10,390,000
Highest price paid per share:	170.6000p
Lowest price paid per share:	164.8800p
Volume weighted average price paid per share:	167.7310p

The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital consists of 15,931,081,422 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure (15,931,081,422) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by Citigroup Global Markets Limited on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/3679A_1-2022-9-22.pdf

Since the commencement of the share buy-back programme announced on 29 July 2022, the Company has purchased 227,940,711 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 167.1388p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations                           Media Relations

Chris Manners                                Jon Tracey
+44 (0) 20 7773 2136                     +44 (0) 20 7116 4755

Exhibit No. 23

23 September 2022

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

Barclays PLC (the "Company") announces the following transactions by persons discharging managerial responsibility ("PDMRs") in ordinary shares of the Company with a nominal value of 25 pence each ("Shares") of which it was notified on 22 September 2022:

1.   the reinvestment of the half year dividend for 2022 by Solium Capital UK Limited in its capacity as administrator of the Barclays' nominee service, the transaction having taken place on 21 September 2022; and
2.   the reinvestment of the half year dividend for 2022 by the trustee of the Barclays Group Share Incentive Plan, the transaction having taken place on 21 September 2022.

The number of Shares received by PDMRs and the transaction price of those Shares are as follows:

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Anna Cross
2	Reason for the notification
a)	Position/status	Group Finance Director
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares with a nominal value of 25 pence each ("Shares") GB0031348658
b)	Nature of the transaction	Reinvestment of the half year dividend for 2022 by Solium Capital UK Limited in its capacity as administrator of the Barclays' nominee service.
c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares received
		£1.7233 per Share	2,673
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2022-09-21
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Anna Cross
2	Reason for the notification
a)	Position/status	Group Finance Director
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares with a nominal value of 25 pence each ("Shares") GB0031348658
b)	Nature of the transaction	Reinvestment of the half year dividend for 2022 by the trustee of the Barclays Group Share Incentive Plan.
c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares received
		£1.7123 per Share	83
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2022-09-21
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Mark Ashton-Rigby
2	Reason for the notification
a)	Position/status	Group Chief Operating Officer
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares with a nominal value of 25 pence each ("Shares") GB0031348658
b)	Nature of the transaction	Reinvestment of the half year dividend for 2022 by the trustee of the Barclays Group Share Incentive Plan.
c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares received
		£1.7123 per Share	17
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2022-09-21
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Alistair Currie
2	Reason for the notification
a)	Position/status	Global Head of Consumer Banking & Payments
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares with a nominal value of 25 pence each ("Shares") GB0031348658
b)	Nature of the transaction	Reinvestment of the half year dividend for 2022 by Solium Capital UK Limited in its capacity as administrator of the Barclays' nominee service.
c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares received
		£1.7233 per Share	6,594
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2022-09-21
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Laura Padovani
2	Reason for the notification
a)	Position/status	Group Chief Compliance Officer
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares with a nominal value of 25 pence each ("Shares") GB0031348658
b)	Nature of the transaction	Reinvestment of the half year dividend for 2022 by Solium Capital UK Limited in its capacity as administrator of the Barclays' nominee service.
c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares received
		£1.7233 per Share	1,261
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2022-09-21
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Laura Padovani
2	Reason for the notification
a)	Position/status	Group Chief Compliance Officer
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares with a nominal value of 25 pence each ("Shares") GB0031348658
b)	Nature of the transaction	Reinvestment of the half year dividend for 2022 by the trustee of the Barclays Group Share Incentive Plan.
c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares received
		£1.7123 per Share	12
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2022-09-21
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Taalib Shaah
2	Reason for the notification
a)	Position/status	Group Chief Risk Officer
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares with a nominal value of 25 pence each ("Shares") GB0031348658
b)	Nature of the transaction	Reinvestment of the half year dividend for 2022 by the trustee of the Barclays Group Share Incentive Plan.
c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares received
		£1.7123 per Share	67
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2022-09-21
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Stephen Shapiro
2	Reason for the notification
a)	Position/status	Group General Counsel and Group Company Secretary
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares with a nominal value of 25 pence each ("Shares") GB0031348658
b)	Nature of the transaction	Reinvestment of the half year dividend for 2022 by the trustee of the Barclays Group Share Incentive Plan.
c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares received
		£1.7123 per Share	21
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2022-09-21
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Sasha Wiggins
2	Reason for the notification
a)	Position/status	Group Head of Public Policy and Corporate Responsibility
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Barclays PLC
b)	LEI	213800LBQA1Y9L22JB70
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares with a nominal value of 25 pence each ("Shares") GB0031348658
b)	Nature of the transaction	Reinvestment of the half year dividend for 2022 by the trustee of the Barclays Group Share Incentive Plan.
c)	Price(s) and volume(s)	Price(s)	Volume(s): Number of Shares received
		£1.7123 per Share	103
d)	Aggregated information - Aggregated volume - Price	Not applicable
e)	Date of the transaction	2022-09-21
f)	Place of the transaction	London Stock Exchange (XLON)

For further information please contact:

Investor Relations	Media Relations
Chris Manners	Jonathan Tracey
+44 (0) 20 7773 2136	+44 (0)20 7116 4755

Exhibit No. 24

26 September 2022

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from Citigroup Global Markets Limited as part of its buy-back announced on 29 July 2022:

Date of purchase:	23 September 2022
Number of ordinary shares purchased:	10,390,000
Highest price paid per share:	167.4000p
Lowest price paid per share:	160.6600p
Volume weighted average price paid per share:	163.0975p

The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital consists of 15,920,702,037 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure (15,920,702,037) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by Citigroup Global Markets Limited on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/5260A_1-2022-9-23.pdf

Since the commencement of the share buy-back programme announced on 29 July 2022, the Company has purchased 238,330,711 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 166.9627p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations                           Media Relations

Chris Manners                                Jon Tracey
+44 (0) 20 7773 2136                     +44 (0) 20 7116 4755

Exhibit No. 25

27 September 2022

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from Citigroup Global Markets Limited as part of its buy-back announced on 29 July 2022:

Date of purchase:	26 September 2022
Number of ordinary shares purchased:	10,192,882
Highest price paid per share:	161.9800p
Lowest price paid per share:	156.8600p
Volume weighted average price paid per share:	160.3121p

The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital consists of 15,910,523,729 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure (15,910,523,729) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by Citigroup Global Markets Limited on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/7072A_1-2022-9-26.pdf

Since the commencement of the share buy-back programme announced on 29 July 2022, the Company has purchased 248,523,593 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 166.6899p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations                           Media Relations

Chris Manners                                 Jon Tracey
+44 (0) 20 7773 2136                     +44 (0) 20 7116 4755

Exhibit No. 26

28 September 2022

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from Citigroup Global Markets Limited as part of its buy-back announced on 29 July 2022:

Date of purchase:	27 September 2022
Number of ordinary shares purchased:	11,400,000
Highest price paid per share:	162.2200p
Lowest price paid per share:	156.6600p
Volume weighted average price paid per share:	158.8862p

The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital consists of 15,899,136,229 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure (15,899,136,229) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by Citigroup Global Markets Limited on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/9043A_1-2022-9-27.pdf

Since the commencement of the share buy-back programme announced on 29 July 2022, the Company has purchased 259,923,593 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 166.3476p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations                           Media Relations

Chris Manners                                Jon Tracey
+44 (0) 20 7773 2136                     +44 (0) 20 7116 4755

Exhibit No. 27

29 September 2022

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from Citigroup Global Markets Limited as part of its buy-back announced on 29 July 2022:

Date of purchase:	28 September 2022
Number of ordinary shares purchased:	11,400,000
Highest price paid per share:	154.3000p
Lowest price paid per share:	146.5800p
Volume weighted average price paid per share:	149.4983p

The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital consists of 15,887,766,138 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure (15,887,766,138) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by Citigroup Global Markets Limited on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/0644B_1-2022-9-28.pdf

Since the commencement of the share buy-back programme announced on 29 July 2022, the Company has purchased 271,323,593 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 165.6397p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations                           Media Relations

Chris Manners                                 Jon Tracey

+44 (0) 20 7773 2136                     +44 (0) 20 7116 4755

Exhibit No. 28

30 September 2022

Barclays PLC

Transaction in own shares

Barclays PLC (the "Company") announces that it has purchased for cancellation the following number of its ordinary shares of 25 pence each on the London Stock Exchange from Citigroup Global Markets Limited as part of its buy-back announced on 29 July 2022:

Date of purchase:	29 September 2022
Number of ordinary shares purchased:	11,400,000
Highest price paid per share:	148.5600p
Lowest price paid per share:	142.8000p
Volume weighted average price paid per share:	145.3716p

The Company intends to cancel all of the purchased ordinary shares.

Following the cancellation of the repurchased shares, the Company's issued share capital consists of 15,876,366,138 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure (15,876,366,138) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, a full breakdown of the individual purchases of ordinary shares made by Citigroup Global Markets Limited on behalf of the Company can be found at:

http://www.rns-pdf.londonstockexchange.com/rns/2436B_1-2022-9-29.pdf

Since the commencement of the share buy-back programme announced on 29 July 2022, the Company has purchased 282,723,593 ordinary shares on the London Stock Exchange in aggregate at a volume weighted average price of 164.8224p per ordinary share.

- ENDS -

For further information, please contact:

Investor Relations                           Media Relations

Chris Manners                                 Jon Tracey

+44 (0) 20 7773 2136                    +44 (0) 20 7116 4755